UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File No. 001-36675
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FIAT CHRYSLER AUTOMOBILES N.V.
(Translation of Registrant’s Name Into English)

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25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibits are furnished herewith:

Exhibit 99.1	Supplemental Information for the year ended December 31, 2019
Exhibit 99.2	Supplemental Information for the year ended December 31, 2019

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2020	FIAT CHRYSLER AUTOMOBILES N.V.

By: /s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer and Director

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	Supplemental Information for the year ended December 31, 2019
Exhibit 99.2	Supplemental Information for the year ended December 31, 2019